Room 4561
Via fax (212) 247-7132

December 10, 2008

Robert W. D'Loren
Chief Executive Officer
Nexcen Brands, Inc.
1330 Avenue of Americas
New York, NY 10019

> **Re:** **Nexcen Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 21, 2008**
> **Form 8-K Filed August 21, 2008**
> **File no. 0-27707**

Dear Mr. D'Loren:

We have reviewed your response letter dated November 14, 2008 in connection with the above-referenced filing[s] and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 21, 2008.

Form 8-K Filed August 21, 2008

1. We note your response to prior comment number 1 and we have the following comments regarding your accounting for the contingent warrants:

    - Please tell us what you mean by "restatement date." In this regard, please tell us in which period you intend to record the warrants;
    - Explain to us how you considered the contingent nature of the warrants when determining your accounting and refer to any authoritative literature you relied upon; and
    - Explain, in detail, what you mean by "applied this probability against the Black Scholes Model calculation."

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 Christine Davis, Assistant Chief Accountant at (202) 551-3408 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief